Exhibit 21

Schedule 21

SUBSIDIARIES

Subsidiary	Pct. Ownership	State of Incorporation
Castle Dental Centers of Texas, Inc.	100%	Texas
Castle Texas Holdings, Inc.	100%	Delaware
Castle Dental Centers of Tennessee, Inc.	100%	Tennessee
Castle Dental Centers of Florida, Inc.	100%	Florida
CDC of California, Inc.	100%	Delaware
Castle Dental Centers of California, L.L.C. (of CDC of California, Inc.)	100%	Delaware